Neuberger Berman Management LLC 605 Third Avenue New York, NY 10158-3698 Tel 212.476.9000

Contact:
Neuberger Berman Management LLC
Investor Information
(877) 461-1899

NEUBERGER BERMAN HIGH YIELD STRATEGIES FUND ANNOUNCES
TENDER OFFER PROGRAM MEASUREMENT PERIOD

NEW YORK, NY, April 20, 2012 –Neuberger Berman High Yield Strategies Fund Inc. (NYSE Amex: NHS), (the “Fund”) has announced its next measurement period under its tender offer program (the “tender offer program”). Under the Fund’s tender offer program, if its common stock trades at an average daily discount to net asset value per share (“NAV”) of greater than 10% during a 12-week measurement period, the Fund will conduct a tender offer for between 5% and 20% of its outstanding common stock at a price equal to 98% of its NAV determined on the day the tender offer expires.  The Fund’s final measurement period shall commence on April 23, 2012 and end on July 16, 2012 (the “Measurement Period”).

The Fund’s Board of Directors will determine the maximum size of the Fund’s tender offer should its common stock trade at an average daily discount to NAV of greater than 10% during the Measurement Period.  In making that determination, the Fund’s Board will consider, among other things, the then-current market conditions and outlook for the Fund’s portfolio securities, sectors and asset classes, the size of the average daily discount, the potential impact of different size tender offers on the Fund’s expense ratio, the potential tax consequences of the tender offer on the Fund and non-tendering stockholders, stockholders’ potential need for added liquidity and the potential overall impact on the Fund.  The Board retains the ability, consistent with its fiduciary duty, to opt out of the respective tender offer program should circumstances arise that would cause a material negative effect on the Fund or the Fund’s stockholders.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund.  The Fund has not commenced the potential tender offer described in this release.  Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents which will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at http://www.sec.gov and from the Fund.  Stockholders of the Fund should read the relevant offer to purchase and tender offer statement on Schedule TO and related exhibits for any tender offer when those documents are filed and become available, as they will contain important information about the tender offer.

About Neuberger Berman

Neuberger Berman Group LLC is one of the world’s leading independent, employee-controlled asset management companies. As of December 31, 2012, assets under management were approximately $193 billion. Established in 1939, Neuberger Berman provides a broad range of global investment solutions – equity, fixed income, and alternatives – to institutions and individuals through customized separately managed accounts, mutual funds and alternative investment products. For more information please visit our website at www.nb.com.

# # #

Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in a Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of a Fund’s investment adviser to attract or retain key employees, inability of a Fund to implement its investment strategy, inability of a Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.